Exhibit 23.9

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Unitholders

PVR Partners L.P.:

We consent to the use of our reports dated February 27, 2013, with respect to the consolidated balance sheets of PVR Partners, L.P. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and partners’ capital for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, included in the Annual Report on Form 10-K as of December 31, 2012, all incorporated herein by reference and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus.

/s/ KPMG LLP

Houston, Texas

December 18, 2013